Mail Stop 4561

      September 19, 2005

David M. Sankaran
Senior Vice President and
Chief Financial Officer
Accelrys, Inc.
10188 Telesis Court, Suite 100
San Diego, CA 92121


	Re:	Accelrys, Inc.
   Form 10-K for the Fiscal Year Ended
   March 31, 2005
		Filed June 13, 2005
		File No. 000-27188

Dear Mr. Sankaran:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Consolidated Statements of Cash Flows, page 47

1. We note in your statements of cash flows you include a separate line item for net cash provided (used) by discontinued operations for each year presented.  Please tell us how you considered footnote
10
of SFAS 95 in determining your presentation for discontinued operations in your 10-K and subsequent 10-Q. In this regard, if you intend to maintain the presentation of separate cash flow information for discontinued operations, your statements of cash flows should separately disclose cash flows from operating, investing and financing activities related to discontinued operations. Additionally, cash flows relating to discontinued operations within each category of cash flows may not be combined or netted, if material. Please tell us how you intend to comply with these reporting requirements.

Note 2. Significant Accounting Policies

Revenue Recognition, page 50

2. We note on page 18 that you license your software to smaller, development stage customers that have limited or no operating history and that in recent years, these customers often scale back or cease operations. In addition, you state that if you are not able to collect payments from these customers, you may be required to write-off significant accounts receivable and recognize bad debt expense.
Tell us when you recognize revenues for sales to these customers and tell us how you considered paragraph 8 of SOP 97-2 in determining that the fees for such contracts are fixed and determinable and collectibility is probable.

3. In addition to the previous comment above, tell us whether you offer varying payment terms for different customers. Tell us your normal payment terms and whether you offer extended payment terms. If you do offer extended payment terms, tell us how the fee charged for your products under such terms is fixed or determinable.
Refer
to paragraphs 27 and 28 of SOP 97-2.

4. In your results of operations discussions on page 32, you state that consulting and contracts revenue decreased as a result of transitioning to repeatable services. Help us understand what is meant by this statement and what types of services represent repeatable services. In addition, tell us your revenue recognition policy for these repeatable services and how it differs from your current revenue recognition policy related to consulting and contract services. Please advise.

5. We note your disclosure on page 40 that in January 2004, you modified your annual license contracts and are now recognizing license and post-contract support (PCS) revenue related to such contracts ratably over the license term whereas prior to January 2004, you recognized 64% of the fee in the quarter the license was executed and amortized the remaining 36% over the term of the contract relating to PCS. Tell us what modifications were made to these annual license contracts that resulted in a change to your revenue recognition policy and whether this modification affected your multi-year licenses, as well. In addition, tell us how your policy for recognizing revenue from your annual and multi-year license contracts prior to the modification complied with SOP 97-2.
In this regard, explain how you allocated the license fee among the license and PCS and how you determined vendor-specific objective evidence (VSOE) for multiple-element arrangements under your annual and multi-year software license agreements. Indicate the license term and PCS term including any renewal provisions. Your response should address AICPA TPA 5100.53 and 5100.54. Please advise.

6. Help us better understand your revenue recognition policy related to your consortia agreements. In this regard, please tell us the following:
* What accounting literature you are relying on in recognizing the initial software library upon delivery and the consortium membership fees ratably over the term of the agreement;
* Whether technological feasibility has been achieved prior to entering into the consortia agreements and whether the development of software under these agreements relate to the initial software library licensed to the members;
* How the development costs incurred during the development period under the consortia agreements are accounted for; and
* If you are successful in developing the software under the consortia agreement, is the license awarded to the consortium members exclusive or do you have the right to use or sell the resulting software developed.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

??

??

??

??

David M. Sankaran
Accelrys, Inc.
September 19, 2005
Page 1